================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _____________________

                                 SCHEDULE 14D-1
                               (Amendment No. 2)

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             _____________________

                          IDS/BALCOR INCOME PARTNERS,
                       A REAL ESTATE LIMITED PARTNERSHIP
                           (Name of Subject Company)

                 WALTON STREET CAPITAL ACQUISITION CO., L.L.C.
                                WIG/I/B PARTNERS
                           FMG ACQUISITION I, L.L.C.
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                     NONE
                     (CUSIP Number of Class of Securities)
                             _____________________

                              Edward J. Schneidman
                                 John R. Sagan
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                            Chicago, Illinois 60603
                                 (312) 782-0600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)



================================================================================

                       Amendment No. 2 to Schedule 14D-1

     This Amendment No. 2 to Schedule 14D-1 amends the Schedule 14D-1 filed by Walton Street Capital Acquisition Co., L.L.C., a Delaware limited liability company (the "Purchaser"), with the Commission on November 16, 1995, as amended by Amendment No. 1 filed with the Commission on November 21, 1995. All capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase dated November 16, 1995 (the "Offer to Purchase"), the First Supplement to the Offer to Purchase dated December 5, 1995 (the "First Supplement") and the related Letter of Acceptance (the "Letter of Acceptance," as each may be supplemented or amended from time to time, which together constitute the "Offer").

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(g) The information set forth in "Introduction" and "Certain Information Concerning the Purchaser" of the First Supplement is incorporated herein by reference.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Certain Information Concerning the Purchaser" and "Background of the Offer" of the First Supplement is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "Source and Amount of Funds" of the First Supplement is incorporated herein by reference.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in "Purpose and Effects of the Offer" and "Future Plans" of the First Supplement is incorporated herein by reference.

ITEM 6.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the "Background of the Offer" of the First Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction," "Purpose and Effects of the Offer" and "Future Plans" of the First Supplement is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in "Certain Information Concerning the Purchaser" of the First Supplement is incorporated herein by reference.

     This incorporation by reference herein of the above referenced financial information does not constitute an admission that such information is material to a decision by a Limited Partner whether to sell, tender or hold Interests being sought in this tender offer.

     Since neither the Purchaser nor Lambal Investors, L.P. is subject to the periodic reporting requirements of the Exchange Act and since audited financial statements of the Purchaser and Lambal Investors, L.P. are not available or obtainable without unreasonable cost or expense, the financial statements of the Purchaser and Lambal Investors, L.P. included in the Offer to Purchase are unaudited.

ITEM 10.    ADDITIONAL INFORMATION.

     (b) The information set forth in "Certain Information Concerning the Purchaser" of the First Supplement is incorporated herein by reference.

     (f) Reference is hereby made to the First Supplement, a copy of which is attached hereto as Exhibit (a)(7), and which is incorporated herein in its entirety by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     99.(a)(7)    First Supplement to the Offer to Purchase dated December 5,
                  1995.

     99.(a)(8)    Letter to Limited Partners dated December 5, 1995.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 1995.               WALTON STREET CAPITAL ACQUISITION
                                        CO., L.L.C.

                                        By:  /s/ NEIL BLUHM
                                           -----------------------------------
                                             Neil Bluhm
                                             Manager


                                        By:  /s/ IRA SCHULMAN
                                           -----------------------------------
                                             Ira Schulman
                                             Manager


                                        By:  /s/ WILLIAM ABRAMS
                                           -----------------------------------
                                             William Abrams
                                             Manager


                                        By:  /s/ JEFFREY QUICKSILVER
                                           -----------------------------------
                                             Jeffrey Quicksilver
                                             Manager

                                        WIG/I/B PARTNERS
                                        By:  Walton Street Capital Acquisition
                                        Co., L.L.C.



                                        By:  /s/ IRA SCHULMAN
                                           -----------------------------------
                                             Ira Schulman
                                             Managing Principal

                                        FMG ACQUISITION I, L.L.C.



                                        By:  /s/ JEFFREY GOLDBERG
                                           -----------------------------------
                                             Jeffrey Goldberg
                                             In his capacity as Manager

                                        INSIGNIA FINANCIAL GROUP, INC.



                                        By:  /s/ FRANK GARRISON
                                           -----------------------------------
                                             Frank Garrison
                                             Executive Managing Director

                                 EXHIBIT INDEX


                                                                                                             Sequentially
                                                                                                                Numbered
Exhibit        Description                                                                                       Page
-------        -----------                                                                                  -------------
99.(a)(7)      First Supplement to the Offer to Purchase dated December 5, 1995   . . . . . . . . . .                   6

99.(a)(8)      Letter to Limited Partners dated December 5, 1995    . . . . . . . . . . . . . . . .                    20